FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Registered in the Securities Registry with N° 042

Santiago (Chile), April 9, 2009.

MR. SUPERINTENDENT OF SECURITIES AND INSURANCE:

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A. (the “Company”), domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with N° 42, Tax Identification Number N°93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby informs you of the following material information with respect to the Company pursuant to article 9 and the second paragraph of article 10 of Law 18,045:

With the purpose of refinancing its liabilities and having resources for other corporate purposes, the Board of Directors of the Company, in a meeting held on the date hereof, has agreed to register in the Superintendency of Securities and Insurance, two lines of bonds in the Chilean market (each, a “Line of Bonds”) for an aggregate principal amount of 20,000,000 of Unidades de Fomento (“UF”).1

The maximum term of the first Line of Bonds will be 10 years, and the maximum term of the second Line of Bonds will be 30 years, both terms counted from the date in which the respective Line of Bonds are registered in the Securities Registry of the Superintendency of Securities and Insurance.

The Lines of Bonds will have no special guarantees, and the bonds issued on account of those Lines of Bonds may be placed in the market in general, will be issued to the bearer, unmaterialized and not convertible into shares of the Company. Such bonds may be denominated in Chilean pesos, UFs or Dollars of the United States of America.

_________________________

1 The UF is a unit of account that is linked to, and adjusted daily to reflect changes in, the Chilean consumer price index reported by the Chilean National Institute of Statistics (Instituto Nacional de Estadísticas). At April 9, 2009, one UF equaled to approx. US$36 and Ch$ 20,935.39.

1

Once the Lines of Bonds are registered in the Securities Registry, the Board of Directors of the Company will be responsible for the approval of each issuance and placement of the bonds, depending on market conditions and on the needs of the Company.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.	- Bolsa de Comercio de Santiago, La Bolsa N°64, Santiago
- Bolsa Electrónica de Chile, Bolsa de Valores, Huérfanos 770, 14 Floor, Santiago
- Bolsa de Corredores, Bolsa de Valores de Valparaíso, P.O. Box 218-V
- Representative of the Bondholders (Banco Santander Chile), Bandera 140, Santiago

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SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date:	April 21, 2009	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer